RESIN SYSTEMS INC.

 Interim Financial Statements

(Amended)

For the First Quarter Ended March 31, 2005

These financial statements have not been reviewed by our

auditors KPMG LLP.

Note to reader:  This amended statement makes a correction to the December 31, 2004 amounts reported on Note 3 Property plant and equipment.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

(Unaudited)

As at                                             2005                     2004

                                             MARCH 31,             DECEMBER 31,

                                           (unaudited)

ASSETS

Current assets:

  Cash and cash equivalents              $  6,862,504             $  1,971,677

  Accounts receivable                         304,356                  230,053

  Inventories                                 955,304                  541,070

  Prepaid expenses and deposits               296,822                   85,328

                                            8,418,986                2,828,128

Prepaid rent and

   security deposit                            70,853                   70,853

Restricted Cash

    820,000

     150,000

Property, plant and equipment (note 3)      7,333,038                6,180,267

Intangible assets                               -                         -

                                         $ 16,642,877             $  9,229,248

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:

  Bank Indebtedness

     $    375,331

$

  Accounts payables                         1,042,196                  769,292

  Deposits on sale of building               1,000,000

  Unearned revenue                             32,309

  Accrued liabilities                         461,088                  618,139

  Current portion of obligations

     under capital lease (note 4)              82,441                   56,280

Current portion                             2,993,365                1,443,711

Long-term payable to NRC                         -                        -

Deferred lease inducement

     41,194                   43,254

Obligations under capital lease

   Net of current portion (note 4)            101,214                   64,845

                                            2,935,773                1,551,810

Shareholders' equity:

  Share capital (note 5)                   45,448,436               36,377,404

  Warrants                                  1,662,854                1,206,987

  Contributed surplus                       2,590,596                2,417,842

  Deficit                                 (36,194,782)             (32,324,795)

                                           13,507,104                7,677,438

Future operations    (note 1)

Commitments          (note 7)

Subsequent events    (note 8)

                                         $ 16,642,877             $  9,229,248

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Signed “ Greg Pendura”                     Signed “Zsolt Feketekuty”

Director                                   Director

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

(unaudited)

                                      Three Months                Three Months

                                         Ended                        Ended

                                         2005                          2004

                                       March 31,                     March 31,

                                     (unaudited)                   (unaudited)

Product Revenue                    $     82,951                    $   201,153

                                         82,951                        201,153

Expenses:

  Cost of sales                         275,427                         90,036

  Direct and product development        562,734                        944,688

  Marketing and business development  1,540,659                        205,695

  General and administrative          1,443,767                      1,712,917

  Interest and other charges              4,456                         (6,708)

  Amortization of property, plant

      and equipment                     202,413                         88,163

  Amortization of intangibles              -                            73,080

                                      4,029,456                      3,107,871

Loss before the understated          (3,946,506)                    (2,906,718)

Other Income                             76,519                         21,026

                                     (3,869,987)                    (2,885,692)

Deficit, beginning of period        (32,324,795)                   (18,009,404)

Deficit, end of period             $(36,194,782)                  $(20,895,096)

Basic and diluted loss

  per common share                      $(.05)                       $   (0.05)

See accompanying notes to interim consolidated financial statements.

RESIN SYSTEMS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

(unaudited)

                                      Three Months                Three Months

                                         Ended                        Ended

                                         2005                           2004

                                       March 31,                      March 31,

                                     (unaudited)                    (unaudited)

Cash provided by (used in):

Operating:

  Net loss                           $(3,669,987)                 $ (2,885,692)

Items which do not involve cash:

  Amortization                           202,413                       161,243

  Gain on sale of asset                      -                          (1,569)

  Shares to be issued pursuant

      to ARC agreement                       -                          18,811

  Stock based compensation               172,725                       292,905

  Deferred lease inducement               (2,060)

Change in non-cash operating

     working capital                     448,131                     1,441,585

                                      (3,048,778)                     (972,717)

Financing:

  Proceeds from issue of share

    capital net of transaction costs   9,526,928                     2,987,768

  Proceeds from NRC                          --                         -

  Capital lease obligations               80,350                        -

  Short term bank obligations            375,331                        -

  Repayment of capital lease             (17,820)

                                       9,964,789                     2,987,768

Investing:

  Purchase of property, plant

    and equipment                     (1,355,184)                     (729,849)

  Restricted cash                       (670,000)

  Prepaid rent and security deposit          --                          5,979

  Acquisition of intangible assets           --                            --

  Proceeds on sale property, plant

    and equipment                            --                         11,000

                                      (2,025,184)                     (712,870)

Increase (decrease) in cash            4,890,827                     1,302,181

Cash and cash equivalents,

  beginning of period                  1,971,677                     1,015,658

Cash and equivalents,

  end of Period                      $ 6,862,504                  $  2,317,839

These interim unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004 and three months ended March 31, 2004.

The Company is traded on the TSX Venture Exchange under the symbol “RS”.

The Company is a reporting foreign private issuer in the United States.  The Company is also listed on the OTC Bulletin Board and is traded under the symbol “RSSYF”.

1.  Nature of operations and future operations:

   Future operations:

   These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the quarter ended March 31, 2005, the quarter ended December 31, 2004 and the quarter ended March 31, 2004, the Company reported a loss of $3,869,987, $5,294,406, and 2,885,692 and has an accumulated deficit of $36,194,782, 32,324,795 and $20,895,096 respectively.  As at March 31, 2005 the Company has positive working capital of $5,425,621.

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

There can be no assurance that management’s plans will be successful as such plans are contingent upon new equity and debt funds from shareholders and investors, as well as improved market acceptance and revenues for the Company’s products and services.

Failure to raise additional equity or debt funds and generate profitable operations may require the Company to either restructure or curtail operations and the Company’s ability to continue as a going concern will be impaired.  The out come of these matters cannot be predicted at this time.

2.  Inventory and reserve for obsolete allowance:

   The Company reports inventories net of a reserve for obsolescence.  This reserve takes into account materials which in management’s opinion have become obsolete owing to lack demand for the product.

                                           March 31, 2005        December 31, 2004

Raw materials and work in process   $  1,145,470            $   725,059

Equipment for resale                     129,215                129,215

Finished goods                           582,194                692,149

Finished goods on consignment             81,206

        81,206

Reserve for obsolescence

       (982,781)

          (1,086,559)

   $    955,304

         $   541,070

3. Property plant and equipment

   The Company purchased various manufacturing, office, and computer equipment, for a total of $1,355,184.

                                             Accumulated           Net book

                                  Cost      amortization              value

March 31, 2005:

Land                       $ 1,801,600      $        --        $  1,801,600

Building                     1,332,020            35,182          1,296,838

Equipment                    4,525,479           952,506          3,572,973

Computer hardware and

  software                     808,965           413,969            395,000

Automotive                      21,797             4,223             17,574

Leasehold improvements         354,689           105,632            249,053

                           $ 8,844,550      $  1,511,512       $  7,333,038

                                             Accumulated           Net book

                                  Cost      amortization              value

December 31, 2004:

Land                       $ 1,801,600      $        --        $  1,801,600

Building                     1,332,020            22,127          1,309,893

Equipment                    3,164,769           655,144          2,509,625

Computer hardware and

  software                     770,593           361,502            409,091

Automotive                      21,797             2,836             18,961

Leasehold improvements         227,777            96,680            131,097

                           $ 7,318,556      $  1,138,289       $  6,180,267

4. Obligations under capital lease:

   The company has entered to a capital lease for the purchase of equipment in the amount of $80,349, having a net book value of $79,010 (December 2004 - Nil, December 2003 – Nil, August 2003 – Nil).  The obligations under this lease are payable in equal monthly installments of $2,465.18 including interest at 6.57%, due January 28, 2008.  The company also has obligations under a capital lease for office equipment payable in equal monthly installments of $5,162 including interest at 6%, due January 15, 2007, having a net book value of $191,136 (December 2004 - $201,021, December 2003 – Nil, August 2003 – Nil).

                                                                      Amount

March 31, 2006                                                  $    91,528

March 31, 2007                                                       81,203

March 31, 2007                                                       24,652

Minimum lease payments                                              197,383

Less amount representing interest

13,728

Present value of net minimum capital lease payments                 183,655

Current portion of obligations under capital lease                  (82,441)

                                                                $   101,214

Interest of $3,185 relating to capital lease obligations has been included in interest and other charges.

5. Share capital:

(a)

Authorized and issued shares:

                                           Common Shares                 Warrants

                                        Number        Amount        Number        Amount

Balance forward December 31, 2003     51,830,409   19,372,131      8,052,350    2,349,098

Shares issued to ARC                     23,818        18,811            --           --

Shares to be issued to

  ARC                                   125,000       100,000            --           --

Warrants exercised                     3,871,013     4,749,930     (3,871,013)  (1,577,723)

Expired warrants                             --       377,500       (431,337)    (377,500)

Expired warrants to intangibles              --      (377,500)           --       377,500

Issued for cash pursuant to

  May 19, 2004 private placement  )     7,212,759    7,508,482      3,606,380     786,191

Broker Warrants attributed to

  issue costs                                --           --         449,239      147,133

Issued for cash pursuant to

  June 1, 2004 private placement       1,060,150      995,852        530,075      223,321

Broker Warrants attributed to

  issue costs                                --           --          65,500       50,342

Warrants exercised                      3,010,500    3,629,760     (3,010,500)   (619,260)

Expired warrants                             --          --          (739,500)   (152,115)

Stock options exercised net of

  contributed surplus of $98,506       1,500,033      787,700            --           --

Promissory notes paid                        --        98,000            --           --

Share issue costs                           --       (883,262)           --           --

Balance December 31, 2004             68,633,682 $ 36,377,404      4,651,194   $1,206,987

Private Placement

     8,695,582 $  9,999,919

   4,347,791   $  347,823

Stock options exercised

  net of contributed surplus of

       190,833       96,741

Broker warrants attributed to

 Issue costs

     502,061      108,044

Transaction costs                           --        (1,025,628)

Balance March 31, 2005                   77,395,097   45,448,436       9,501,046  $ 1,662,854

   (b)  Stock based compensation:

   The Company recorded $172,725 in stock based compensation to employees, directors and consultants during the quarter which was included in general and administrative expenses.  This compensation is based upon the Black-Scholes option pricing model.  No new options were granted in the quarter. For the options granted in the previous quarter, the amount is based using the following assumptions:

Risk free interest rate                     2.38%

Expected life of option                      1 year

              Expected volatility                          115%

              Expected dividends                           Nil

   (c)  Stock options:

Outstanding options

   A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                      Number of       Weighted average

                                  share options         exercise price

Outstanding, August 31, 2003         4,927,500                    0.59

Granted                              1,998,000                    1.01

Exercised                             (162,500)                   0.39

Forfeited                             (167,500)                   0.68

Outstanding, December 31, 2003       6,595,500                    0.72

Granted                                570,000                    1.31

Exercised                           (1,500,033)                   0.46

Forfeited                                  --                       --

Outstanding, December 31, 2004       5,665,467                    0.85

Granted                                     --

Exercised                                (190,833)

  $0.50

Outstanding, March 31, 2005             5,474,634

        $0.86

Weighted average fair value of stock options issued are as follows:

                                                      Weighted average

                                                            fair value

Year ended August 31, 2003                                       0.55

Four months ended December 31, 2003                              0.85

Year ended December 31, 2004                                     0.35

Three months ended March 31, 2005

  0.35

6. Segmented information:

The Company’s activities comprise one business segment.  For the quarter ended March 31, 2005, the Company’s revenue includes sales to customers in the United States of $77,305.

7. Commitments:

   (a)  Operating leases

   The Company has entered into four agreements to lease plant and office space in Edmonton and Calgary for varying periods.  In Edmonton the Company has two locations; one for R&D plant and head office and one for production operations.  The head office location has an initial term running until January 31, 2007 with a renewal option for another five years.  The production location has a term running to February 28, 2005.  In Calgary, the Company has two locations; one is office space with an initial term running to March 31, 2011, with two five-year renewal options, and one for production operations with an initial term running to March 31, 2015 with a renewal option for another five years.  The minimum rent payable for each of the next five years and thereafter is as follows:

Year ended                                              Lease Payments

March 31, 2006                                             $   729,316

March 31, 2007                                                 559,300

March 31, 2008                                                 487,380

March 31, 2009                                                 498,894

March 31, 2010                                                 498,894

Thereafter                                                   1,987,854

8.  Subsequent events:

The company sold land and buildings to a third party and entered into a ten year lease with a renewal of an additional five years.  Annual lease payments are $372,240.

On May 25, 2005 the Company announced that it had issued 2,940,616 common shares for total gross proceeds of $4,410,924.  In addition, a further 349,650 common shares were issued for total gross proceeds of $402,098 pursuant to the exercise of broker purchase warrants.  The February 2005 private placements has 4,347,791 outstanding warrants with exercise prices of $1.65 per share if exercised on or before August 15th, 2005, and $2.00 per share if exercised after August 15th and on or before February 14th , 2006.  The exercise of all of the warrants would generate between $7.2 and $8.7 million.